Exhibit 99.3

Consolidated Financial Statements
(in United States Dollars, unless otherwise stated)

December 31, 2013

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of AuRico Gold Inc. (the “Company”) and the information in this annual report are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgements of management. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design and operating effectiveness of internal control over financial reporting.

The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management is properly fulfilling its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors and also meets with the independent auditors, without the presence of management, to discuss the scope and results of their audit, the adequacy of internal control over financial reporting, and the quality of financial reporting.

The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

March 3, 2014

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AuRico Gold Inc.

We have audited the accompanying consolidated financial statements of AuRico Gold Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of AuRico Gold Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2014 expressed an unqualified opinion on the effectiveness of AuRico Gold Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 3, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AuRico Gold Inc.

We have audited AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AuRico Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting under the heading Controls and Procedures in Management’s Discussion and Analysis for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, AuRico Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AuRico Gold Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013, and our report dated March 3, 2014 expressed an unmodified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 3, 2014

CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)
	2013	2012
		Restated
As at December 31		(Note 3(a))

ASSETS
Current assets
Cash and cash equivalents (Note 5)	$142,652	$603,401
Restricted cash (Note 16(d))	2,204	2,362
Receivables (Note 6)	29,254	29,503
Current income tax receivable	27,936	30,977
Inventories (Note 7)	84,643	74,077
Prepaids and deposits	5,250	3,334
	291,939	743,654

Non-current assets
Investments (Note 8)	15,551	111
Long-term inventories (Note 7)	93,696	85,979
Investment in jointly-controlled entity (Note 9)	17,930	20,463
Other long-term assets (Note 10)	71,988	83,289
Property, plant and equipment & mining interests (Note 11 and 13)	1,675,955	1,558,706
Intangible assets (Note 12 and 13)	53,656	54,825
Goodwill (Note 12 and 13)	241,693	348,214
	$2,462,408	$2,895,241

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$76,923	$59,478
Dividend payable (Note 18(b))	9,960	-
Current income tax liability	3,966	6,040
Derivative liabilities and other liabilities (Note 14)	-	5,499
Current portion of debt and equipment financing obligations (Note 15)	7,355	5,038
Current portion of provisions (Note 16)	15,955	19,326
	114,159	95,381

Non-current liabilities
Debt and equipment financing obligations (Note 15)	244,194	167,497
Option component of convertible senior notes (Note 15 and 26)	413	16,035
Provisions (Note 16)	28,580	32,360
Deferred income tax liability (Note 17)	287,180	288,131
	674,526	599,404

SHAREHOLDERS' EQUITY
Capital stock (Note 18)	2,021,837	2,307,978
Contributed surplus	55,945	50,881
Deficit	(284,632)	(62,917)
Accumulated other comprehensive loss (Note 19)	(5,268)	(105)
	1,787,882	2,295,837
	$2,462,408	$2,895,241

Commitments and contingencies (Note 11 and Note 25)

Signed on behalf of the Board:	“signed”	“signed”
	Scott Perry, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements	1

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of United States dollars)
	2013	2012
		Restated
For the years ended December 31		(Note 3(a))

Revenue from mining operations	$227,631	$163,622

Cost of sales:
Production costs (Note 7)	147,981	61,599
Refining costs	526	466
Amortization and depletion (Note 7)	65,529	18,723
Reclamation, care and maintenance costs	4,417	14,066
Total cost of sales	218,453	94,854

General and administrative	27,677	35,730
Exploration and business development	1,014	1,385
Impairment charges (Note 13)	158,574	128,537
Loss from operations (Note 20)	(178,087)	(96,884)

Finance costs	(2,928)	(2,237)
Foreign exchange gain / (loss)	10,927	(10,727)
Other income (Note 21)	10,167	8,762
Equity in (loss) / earnings of jointly-controlled entity (Note 9)	(2,533)	83
Loss before income taxes	(162,454)	(101,003)

Deferred income tax expense / (recovery) (Note 17)	14,456	(7,849)
Current income tax (recovery) / expense (Note 17)	(140)	6,625
	14,316	(1,224)

Net loss from continuing operations	$(176,770)	$(99,779)
Net earnings from discontinued operations (Note 29(d))	-	131,052
Net (loss) / earnings	$(176,770)	$31,273

(Loss) / earnings per share (Note 22)
Basic loss per share from continuing operations	$(0.71)	$(0.35)
Basic earnings per share from discontinued operations	-	0.46
Basic (loss) / earnings per share	$(0.71)	$0.11

Diluted loss per share from continuing operations	$(0.72)	$(0.35)
Diluted earnings per share from discontinued operations	-	0.46
Diluted (loss) / earnings per share	$(0.72)	$0.11

Weighted average shares outstanding (Note 22)
Basic	250,398,043	282,194,197
Diluted	265,729,061	282,194,197

See accompanying notes to the consolidated financial statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of United States dollars)
	2013	2012
		Restated
For the years ended December 31		(Note 3(a))
Net (loss) / earnings	$(176,770)	$31,273
Items that may be reclassified subsequently to net (loss) / earnings:
Other comprehensive loss from continuing operations:
Unrealized loss on investments	(5,331)	(34)
Reclassification of accumulated losses on investments to earnings	168	-
Tax effect	-	(78)
Total other comprehensive loss from continuing operations	(5,163)	(112)

Other comprehensive income from discontinued operations:
Unrealized gain on derivatives designated as cash flow hedges	-	5,458
Reclassification of realized losses on cash flow hedges to earnings	-	4,179
Foreign exchange gain on translation	-	(538)
Unrealized loss on investments and reclassification of losses to earnings	-	58
Reclassification of foreign exchange loss on translation to earnings (Note 29(d))	-	2,173
Total other comprehensive income from discontinued operations	-	11,330
Total other comprehensive (loss) / income	(5,163)	11,218
Comprehensive (loss) / income	$(181,933)	$42,491

See accompanying notes to the consolidated financial statements	3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)
	2013	2012
		Restated
For the years ended December 31		(Note 3(a))

OPERATING ACTIVITIES
Net loss from continuing operations	$(176,770)	$(99,779)
Payments of disposition-related costs	-	(8,504)
Payments to settle derivative liabilities	(528)	(317)
Payments to settle other liabilities	(2,750)	-
Payments to settle provisions	(3,628)	(9,099)
Items not affecting cash (Note 23)	261,755	154,841
Change in non-cash operating working capital (Note 23)	(14,813)	(44,373)
Operating cash flows from continuing operations	63,266	(7,231)

INVESTING ACTIVITIES

Expenditures on property, plant and equipment, mining interests and intangible assets	(249,422)	(361,500)
Proceeds from issuance of shares in a subsidiary (Note 9)	-	27,000
Increase in restricted cash	(1,686)	(4,774)
Purchase of investments (Note 8)	(21,272)	-
Sale of investments (Note 8)	-	108,230
Proceeds from disposition of Australian Operations, net of cash sold (Note 29(a))	-	44,755
Proceeds from disposition of El Cubo and Guadalupe y Calvo, net of cash sold (Note 29(b))	-	99,157
Proceeds from disposition of Ocampo, net of cash sold and taxes paid (Note 29(c) and Note 23)	-	641,419
Investing cash flows from continuing operations	(272,380)	554,287

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(4,866)	(131,377)
Proceeds from debt and equipment financing obligations	79,813	78,851
Payment of dividends	(27,720)	-
Payment of financing fees on debt	-	(1,877)
Proceeds from exercise of stock options	3,094	1,205
Shares repurchased and cancelled (Note 18(a))	(301,066)	-
Financing cash flows from continuing operations	(250,745)	(53,198)
Impact of foreign exchange on cash	(890)	(1,109)

Net (decrease) / increase in cash from continuing operations	(460,749)	492,749
Net decrease in cash from discontinued operations (Note 29(d))	-	(68,792)

Cash and cash equivalents, beginning of period	603,401	179,444
Cash and cash equivalents, end of period	$142,652	$603,401

See accompanying notes to the consolidated financial statements	4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of United States dollars)
	2013	2012
		Restated
For the year ended December 31		(Note 3(a))

Capital stock
Balance, beginning of period	$2,307,978	$2,301,419
Shares repurchased and cancelled (Note 18(a))	(295,536)	-
Shares issued through dividend reinvestment plan	1,969	-
Shares issued as payment for disposition-related services	-	1,736
Shares issued through employee share purchase plan	2,008	1,892
Shares issued on redemption of deferred share units	499	314
Shares issued for cash pursuant to exercise of stock options	3,094	1,205
Fair value of share-based compensation on stock options exercised	1,825	1,412
Balance, end of period	$2,021,837	$2,307,978

Contributed surplus
Balance, beginning of period	$50,881	$45,232
Fair value of deferred share units redeemed	(499)	(314)
Fair value of share-based compensation on stock options exercised	(1,825)	(1,412)
Share-based compensation	7,388	7,375
Balance, end of period	$55,945	$50,881

Deficit
Balance, beginning of period	$(62,917)	$(94,190)
Dividends declared (Note 18(b))	(39,592)	-
Premium on shares repurchased and cancelled (Note 18(a))	(5,353)	-
Net (loss) / earnings	(176,770)	31,273
Balance, end of period	$(284,632)	$(62,917)

Accumulated other comprehensive loss
Balance, beginning of period	$(105)	$(11,323)
Other comprehensive (loss) / income	(5,163)	11,218
Balance, end of period	$(5,268)	$(105)

Total shareholders' equity	$1,787,882	$2,295,837

See accompanying notes to the consolidated financial statements	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated March 3, 2014.

2.	Basis of preparation and statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2013.

These consolidated financial statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in note 3(r).

3.	Summary of significant accounting policies

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2013:

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012, as all historical stripping costs were associated with an identifiable component of the ore body.

The adoption of this interpretation resulted in an increase of $3,330 in inventory, an increase of $3,276 in long-term inventory, a decline of $8,564 in property, plant and equipment & mining interests, and an increase of $1,958 in deficit in the Consolidated Balance Sheets as at December 31, 2012. The adoption of this interpretation also resulted in an increase of $1,958 in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the year ended December 31, 2012, the adoption of this interpretation decreased expenditures on property, plant and equipment, mining interests and intangible assets by $8,564, and decreased the cash outflow from non-cash operating working capital by $6,606, in the Condensed Consolidated Statements of Cash Flows.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purposes Entities, in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard, as the Company previously accounted for its interest in a joint venture using the equity method of accounting.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. These disclosure requirements have been incorporated into the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. IFRS 13 clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. These disclosure requirements have been incorporated into the Company’s consolidated financial statements.

IFRS 7, Financial Instruments: Disclosures, and IAS 32, Financial Instruments: Presentation, were amended to address offsetting financial assets and financial liabilities in the financial statements. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment as all items are reclassifiable subsequently to net earnings.

The Company also adopted the amendments to IAS 19, Employee Benefits, IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, which did not have an impact on the Company’s consolidated financial statements.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRicoGold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold Luxembourg S.à.r.l	Administrative services	Luxembourg
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Holding company	Mexico

These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a Mexican corporation wholly-owned by two senior officers of the Company, which provides mining support services to the Company’s El Chanate mine. This entity is consolidated in accordance with IFRS 10, Consolidated Financial Statements.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(c)	Investments in joint ventures

The Company accounts for investments in joint ventures using the equity method of accounting. The carrying value of the Company’s investments in joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, the Company assesses its investments in joint ventures for any indicators of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(d)	Foreign currency

Functional and presentation currency

These consolidated financial statements are expressed in United States dollars (“US dollars”), which is the functional currency of the Company and the presentation currency of the consolidated financial statements. The functional currency of all of the Company’s subsidiaries is also the US dollar.

Translation of transactions and balances into the functional currency

Transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Exchange differences are recognized in net earnings in the period in which they arise. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

(e)	Revenue recognition

Revenue from the sale of gold, silver and doré, including by-product revenue, is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue from the sale of gold, silver and doré is measured at the fair value of the consideration received or receivable, and may be subject to adjustment once final weights and assays are determined.

(f)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g)	Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. The carrying value of stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to mining and processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver and doré bars, and is valued at the lower of cost and net realizable value.

For all classes of ore inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and / or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(h)	Long-lived assets

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in earnings as incurred.

The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Equipment under finance lease	2-10 years
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	2-20 years
Shaft and underground infrastructure	Unit-of-production
Vehicles	3-4 years
Buildings	7-20 years
Office equipment	2-9 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Exploration and evaluation assets

Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. Subsequent to obtaining the legal right to explore, these costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are written off.

Exploration and evaluation assets are not depleted. These amounts are reclassified from exploration and evaluation assets to mining interests once the work completed to date supports the future development of the property and management intends to develop the property. Prior to being reclassified to mining interests, exploration and evaluation assets are assessed for impairment.

Mining interests

All expenditures to ready the property for production are capitalized within mining interests, other than those costs related to the construction of related property, plant and equipment, which are capitalized within construction in progress. Expenditures capitalized to mining interests include all costs directly related to development activity and a proportion of overhead costs related to development activity. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization from measured, indicated and inferred resources expected to be classified as reserves. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Commercial production

Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include the completion of all required major capital expenditures, the demonstration of continuous production near the level required by the design capacity of the processing facilities, and the demonstration of continuous throughput levels at or above a target percentage of the design capacity. The Company assesses the ability to sustain production and throughput over a period of approximately one to three months, depending on the complexity of the operation, prior to declaring that commercial production has been reached.

Capitalized stripping costs

Pre-production stripping costs are capitalized as part of the cost of constructing a mine.

Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

Capitalized stripping costs are depleted over the expected reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.

Investment tax credits

Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests. Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.

Derecognition

Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in net earnings.

(i)	Intangible assets

Identifiable intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses or at fair value on the date of acquisition. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. Amortization of the retained interest royalty is determined using the unit-of-production method based on the ounces of production that are expected to generate the cash flows that will be attributable to the Company, and will commence once the Company becomes entitled to receive cash flows. Amortization expense resulting from intangible assets is included in amortization and depletion expense on the Consolidated Statements of Operations. The estimated useful lives of the Company’s intangible assets with a finite useful life are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Asset	Useful life
Transmission rights	8-20 years
Software	1-3 years
Retained interest royalty	Units of production

(j)	Goodwill

Goodwill represents the difference between the consideration transferred and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, upon acquisition, is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the related business combination for the purposes of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. Each of the Company’s operating mines is a CGU for purposes of goodwill impairment testing.

(k)	Impairment of non-financial assets and goodwill

The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the CGU level.

On an annual basis, the Company evaluates the carrying amount of CGUs to which goodwill has been allocated to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net earnings as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.

Non-financial assets that have suffered an impairment are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.

(l)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. Financial assets include receivables and investments. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that negatively impact the estimated future cash flows of the financial asset or the group of financial assets.

(m)	Provisions

Reclamation provisions

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance, which are discounted to their present value for each mine operation. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.

Upon initial recognition of a reclamation provision, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of reclamation and rehabilitation activities is recognized in mining interests and depreciated in accordance with the Company's policy for the related asset. The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs on the Consolidated Statements of Operations.

Reclamation provisions are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In the latter case, the capitalized cost is reduced to nil and the remaining adjustment is recognized in reclamation, care and maintenance costs on the Consolidated Statements of Operations. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied.

Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense and included in finance costs on the Consolidated Statements of Operations.

(n)	Employee benefits

Short-term employee benefits

The Company accrues liabilities for short-term employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits expected to be settled within 12 months from the end of the reporting period. The liabilities for short-term benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled. These amounts are recognized in accounts payable, with offsetting charges to cost of sales (production costs) or general and administrative expense.

Termination benefits

The Company accrues liabilities for involuntary termination and severance benefits when the termination has been communicated to the employee, and the employee acknowledges receipt. The liabilities for termination benefits are measured at their nominal amounts based on amounts expected to be paid when the liabilities are settled.

(o)	Share-based compensation

The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.

The grant date fair value of options is estimated using an option pricing model and is recognized over the vesting period of the options as compensation expense, with a corresponding increase to equity. The fair values of the Company’s deferred share units, equity-settled restricted share units and performance share units are determined based on the market value of the Company’s shares on the date of grant, and is expensed over the vesting period based on the estimated number of awards that are expected to vest.

The Company awards cash-settled share-based compensation to certain employees in the form of restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees as compensation expense as they are earned, based on the estimated number of units that are expected to vest. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net earnings for the period. The fair value of restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received unless the fair value of the goods or services cannot be reliably measured, in which case they are measured at the fair value of the equity instruments issued.

(p)	Income taxes

Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in net earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income.

Current income taxes

Current income tax expense represents the income tax expected to be payable on the Company’s taxable earnings for the year using rates that are enacted or substantively enacted at the balance sheet date. Taxable earnings differ from accounting earnings reported in the Consolidated Statements of Operations due to differences in timing of amounts deductible or taxable for tax purposes and due to exclusions of items that are not taxable or deductible. Current income tax includes adjustments for tax expense expected to be payable or recoverable in respect of previous periods.

Deferred income taxes

Deferred income tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of taxable earnings. Deferred income tax assets also represent income taxes expected to be recoverable on unused tax losses and tax credits carried forward. Deferred income tax is calculated using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income taxes are measured using the enacted or substantively enacted tax rates at the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized. Deferred income tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred income tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences, unused tax losses and tax credits can be used. Neither deferred income tax liabilities, nor deferred income tax assets, are recognized as a result of temporary differences that arise from (a) the initial recognition of goodwill, (b) a transaction, other than a business combination, that affects neither accounting earnings nor taxable earnings, or (c) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset to the extent there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the entity intends to settle current income tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow the benefit, or all or part of the asset, to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred income tax asset is recognized.

(q)	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings per share is determined by adjusting the weighted average number of common shares and common share equivalents outstanding and earnings attributable to common shareholders of the Company for the dilutive effects of the potential conversion of all outstanding convertible senior notes, and the potential exercise of all outstanding options and warrants issued using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants issued are used to repurchase shares at the average market price for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(r)	Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, “financial liabilities at fair value through profit or loss”, or “other financial liabilities”.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Contingent consideration	Fair value through profit or loss	Fair value
Investments	Available-for-sale and fair value through profit or loss	Fair value
Warrants held	Fair value through profit or loss	Fair value
Restricted cash	Fair value through profit or loss	Fair value
Payables, provisions and other liabilities	Other financial liabilities	Amortized cost
Debt and equipment financing obligations	Other financial liabilities	Amortized cost
Option component of convertible senior notes	Fair value through profit or loss	Fair value
Derivatives	Fair value through profit or loss	Fair value

Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.

Investments in equity securities classified as either available-for-sale financial assets or financial assets at fair value through profit or loss are accounted for at their fair value, which is determined based on the last quoted market price. Changes in the market value of available-for-sale equity securities as well as the related foreign exchange and tax impact, if any, are accounted for in accumulated other comprehensive income until the equity securities are sold or are determined to be other-than-temporarily impaired. When available-for-sale equity securities are sold or are determined to be other-than-temporarily impaired, the related accumulated change in accumulated other comprehensive income is reversed and the actual gain or loss on disposal, or the impairment charge, is recognized in net earnings. Changes in market value of equity securities at fair value through profit or loss, as well as the related foreign exchange and tax impact, if any, are recognized in net earnings in the period in which they occur.

Warrants held are classified as financial assets at fair value through profit or loss and measured at fair value using a pricing model. Unrealized gains or losses related to changes in fair value are reported in other income in the Consolidated Statements of Operations.

Convertible senior notes, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date, are classified as a financial liability with an embedded derivative. The debt component of the convertible senior notes is presented within debt and equipment financing obligations on the Consolidated Balance Sheets, and is initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative. The debt component is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivative represents the conversion feature (option component, see note 15) and is classified as a financial liability at fair value through profit or loss. The embedded derivative is subsequently recognized at fair value with changes in fair value recognized in net earnings. Interest expense relating to the debt component is also recognized in net earnings, with the exception of interest expense capitalized as borrowing costs in accordance with note 3(h).

Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions, reference to current market value of another instrument which is substantially the same, and discounted cash flow analysis, cash flow models, and option pricing models.

Transaction costs, other than those related to financial instruments classified as fair value through profit or loss, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If future modifications are made to a financial asset or liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method. If future modifications are made that are considered to be substantial, the transaction costs related to the modification are expensed, along with any remaining unamortized costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as an own-use instrument. All changes in fair value are recorded in net earnings unless they are designated in a valid cash flow hedging relationship (note 3(s)), in which case changes in fair value are recorded in accumulated other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Company, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in the Consolidated Statements of Operations.

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Balance Sheets only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(s)	Hedges

Hedging relationships that meet documentation requirements, and that can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, the method for assessing effectiveness, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company makes an assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized as other comprehensive income and are presented within equity as accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net earnings. Amounts accumulated in equity are recycled to net earnings in the period in when the hedged item will affect net earnings. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the related asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net earnings. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in accumulated other comprehensive income is immediately charged to net earnings.

(t)	Assets held for sale and discontinued operations

Non-current assets, or disposal groups comprised of assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured at the lower of their carrying amount and fair value less costs to sell, with the exception of financial assets and deferred income tax assets, which continue to be measured in accordance with the Company’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on re-measurement are recognized in net earnings from discontinued operations. Subsequent gains are not recognized in excess of any cumulative past impairment losses. The Company presents assets held for sale separately from the Company’s other assets and separately from liabilities directly associated with the assets held for sale. Liabilities associated with assets held for sale are presented separately from the Company’s other liabilities.

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(u)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating and development stage mines. Aggregation of one or more operating segments into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments and consist of the geographical regions in which the Company operates.

(v)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2013. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
IFRS 9, Financial Instruments	To be determined
IFRIC 21, Levies	January 1, 2014
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

The proposed amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

4.	Critical accounting estimates and judgements

Many of the amounts included in the Consolidated Balance Sheets require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical accounting estimates

The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

−

The Company makes estimates of gold and silver recoverable from ore stacked on leach pads in the determination of ore in process inventory. The quantities of recoverable gold and silver placed on the leach pads are reconciled to the quantities of gold and silver actually recovered (metallurgical balancing), by comparing the estimate of contained ounces placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold and silver from a pad will not be known until the leaching process is completed. Leach pad recovery estimates are used in the determination of the Company’s inventories.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

−

The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the life of the mine. The Company has forecasted a mine life of 10 years for El Chanate and 20 years for Young-Davidson.

−

The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

−

The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

−

The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The physical life of these assets, and related components, may differ from the Company’s estimate, which would result in an adjustment to amortization and depletion expense.

−

The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

−

The Company makes estimates of the timing and amount of expenditures required to settle the Company’s reclamation provisions. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective.

−

The Company makes estimates of amounts receivable in order to value the retained interest royalty. Future amounts receivable will be impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, future foreign exchange rates, as well as related operating and capital expenditures required to sustain that production.

Critical accounting judgements

The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

−

The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. For all assets, this determination impacts whether or not a detailed impairment assessment is performed at December 31, 2013 and 2012. These judgements did not impact cash generating units that contain goodwill at December 31, 2013, as these are required to be tested for impairment regardless of whether or not an indicator exists.

−	The Company is subject to income taxes in different jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

−

The Company makes judgements about which indicators to consider when evaluating whether a mine has reached commercial production, which may impact the timing and amount of depreciation and depletion, the amount of revenue recognized in the Consolidated Statements of Operations, and the amount of costs capitalized to mine development during 2013 and 2012.

5.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	December 31	December 31
	2013	2012
Cash	$141,125	$603,401
Short-term deposits	1,527	-
	$142,652	$603,401

6.	Receivables

	December 31	December 31
	2013	2012
Trade receivables	$1,012	$1,639
Value-added tax receivable	14,888	9,651
Advances	1,658	526
Other	11,696	17,687
	$29,254	$29,503

Included in other receivables at December 31, 2013 is an insurance receivable of $10,254 (December 31, 2012 - $10,956) relating to the settlement of a lawsuit (see note 16(d)), and a receivable from the Company’s jointly-controlled entity (see note 9) of $1,442 (December 31, 2012 - $358). In the prior year, other receivables also included a purchase price adjustment receivable from Endeavour Silver Corp. (“Endeavour”) (see note 29(b)) of $6,373.

Included in value-added tax receivable was $7,340 and $7,548 collectable from the Government of Canada and Government of Mexico, respectively, at December 31, 2013 (December 31, 2012 - $5,663 and $3,988, respectively).

The Company has not recorded a provision for doubtful trade receivables as there is no indication that the debtors will not meet their payment obligations.

7.	Inventories

	December 31	December 31
	2013	2012
		Restated
		(Note 3(a))
Supplies	$17,391	$15,020
Ore stockpiles	35,122	27,274
Ore in process	117,984	109,840
Finished goods	7,842	7,922
	178,339	160,056
Less: Long-term inventories	(93,696)	(85,979)
	$84,643	$74,077

During the year ended December 31, 2013, the carrying value of El Chanate and Young-Davidson ore inventories exceeded their net realizable values due to a decline in realized gold prices and higher estimated future processing costs. As a result, the Company recognized net realizable valuation adjustments of $42,069 which impacted production costs and amortization and depletion. Ore stockpile and ore in process inventories include mining and processing costs, along with amortization and depletion related to mining and processing operations. The net realizable value adjustments were allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values. Inventories carried at fair value less cost to sell totaled $74,074 at December 31, 2013 (December 31, 2012 - $nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The impact on production costs and amortization and depletion is as follows:

	Year ended
	December 31	December 31
	2013	2012
Operating production costs	$114,555	$61,599
Net realizable value adjustment
El Chanate	23,376	-
Young-Davidson	10,050	-
Production costs	$147,981	$61,599

Operating amortization and depletion	$56,886	$18,723
Net realizable value adjustment
El Chanate	2,083	-
Young-Davidson	6,560	-
Amortization and depletion	$65,529	$18,723

Ore in process inventory at December 31, 2013 included $6,095 (December 31, 2012 - $16,697) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

8.	Investments

			Year ended
			December 31, 2013
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2013		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$20,948	$15,510	$(5,163)	$(168)
Securities – fair value through profit or loss	235	-	-	(47)
Warrants – fair value through profit or loss	494	41	-	(450)
	$21,677	$15,551	$(5,163)	$(665)

			Year ended
			December 31, 2012
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2012		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$170	$64	$(34)	$-
Securities – fair value through profit or loss	235	47	-	1,367
Warrants – fair value through profit or loss	80	-	-	(13)
	$485	$111	$(34)	$1,354

Unrealized losses on available-for-sale investments totalled $5,331 (2012 - $34 unrealized loss) which were offset by $168 in losses reclassified to net earnings. All losses recognized on available-for-sale investments during the year, as well as associated foreign exchange losses, were recorded in other comprehensive income on the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Realized and unrealized losses on equity securities classified at fair value through profit or loss totalled $497 (2012 - $1,367). Foreign exchange gains and losses on equity securities measured at fair value through profit or loss are included in foreign exchange gain / (loss) in the Consolidated Statements of Operations.

During the year ended December 31, 2013, the Company purchased shares in various publicly listed entities with a total cost of $20,778. In some of these transactions, warrants were also acquired, with a total cost of $494. The cost of the shares and warrants were determined based on their fair value on the date of acquisition.

As part of the consideration received upon the disposition of the Company’s Australian operations on May 4, 2012, the Company received 20 million shares of Crocodile Gold Corporation (“Crocodile Gold”). These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $9,642. On October 23, 2012, these shares were sold for gross proceeds of $7,449, less transaction costs of $201, resulting in net proceeds of $7,248.

As part of the consideration received upon the disposition of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012, the Company received 11,037,528 common shares of Endeavour. These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $87,746. On October 22, 2012, these shares were sold for gross proceeds of $95,511, less transaction costs of $1,910, resulting in net proceeds of $93,601.

During 2011, the Company received 2,500,000 shares of Golden Queen Mining Company Ltd. through the exercise of warrants. The shares received were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $4,562. During 2012, these shares were sold for gross proceeds of $6,683, less transaction costs of $50, resulting in net proceeds of $6,633. During 2012, the Company also sold other equity securities for net proceeds of $748.

9.	Investment in jointly-controlled entity

On December 14, 2012, Minera Frisco, S.A. de C.V. (“Minera Frisco”) acquired a 50% interest in the Orion development project (“Orion”), located in Nayarit Mexico (refer to note 29 for further information). In accordance with the purchase and sale agreement, the Company issued shares representing 50% ownership interest of Nayarit Gold de Mexico, S.A. de C.V., a subsidiary with ownership of this project, to Minera Frisco in exchange for $27 million. Both the Company and Minera Frisco have 50% ownership in the entity and equal representation on the Board of Directors of the joint venture company. As a result, it was determined that the Company and Minera Frisco have joint control over the joint venture company.

The book value of the major classes of assets and liabilities of Orion on the date of sale were as follows:

Book Value
Current assets	$244
Property, plant and equipment & mining interests	53,800
Current liabilities	(382)
Deferred income tax liability	(12,902)
Net assets	$40,760

In 2012, the Company treated the sale of the 50% interest in Orion to Minera Frisco as a contribution of assets to the joint venture. Upon the recognition of $27,000 of cash consideration received and the derecognition of 50% of the Company’s net interest in Orion, the Company recognized a gain of $6,620. The gain is included in other income on the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following table contains selected financial information for a 100% interest in the jointly-controlled entity at December 31, 2013 and 2012:

	December 31	December
	2013	2012
Current assets	308	240
Property, plant and equipment & mining interests	54,836	53,800
Total assets	$55,144	$54,040

Current liabilities	1,467	376
Deferred income tax liability	17,817	12,738
Total liabilities	$19,284	$13,114

Net assets of jointly-controlled entity	$35,860	$40,926
Ownership interest	50%	50%
Net investment in jointly-controlled entity	17,930	20,463

Net investment, beginning of year	$20,463	$20,380
Share of net (loss) / earnings during the period	(2,533)	83
Net investment, end of year	$17,930	$20,463

Included in current liabilities of the jointly-controlled entity at December 31, 2013 was a payable due to the Company of $1,442 (December 31, 2012 - $358). The Company has included a corresponding amount in receivables on the Consolidated Balance Sheets at December 31, 2013.

At December 31, 2013, the Company did not have any significant commitments or contingent liabilities related to this jointly-controlled entity.

10.	Other long-term assets

	December 31	December 31
	2013	2012
Restricted cash in closure bonds	$26,249	$27,729
Other restricted cash	5,230	4,184
Investment tax credits recoverable	36,508	39,021
Contingent consideration (Note 26)	-	7,395
Deposits on property, plant and equipment	4,001	4,960
	$71,988	$83,289

Restricted cash in closure bonds consists of cash and short-term deposits pledged by the Company relating to site closure and reclamation obligations at Kemess South, a mine in the decommissioning stage, and Young-Davidson.

Other restricted cash consists of letters of credit issued against certain of the Company’s bank accounts relating to site infrastructure, site closure, and other mine activities.

The Company’s investment tax credits (“ITC”) recoverable relate to ITCs earned primarily on expenditures at Young-Davidson. These ITCs will be used to reduce income taxes payable in the future and have been netted against the cost of the related items of property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

11.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2011	$651,708	$638,600	$850,785	$211,251	$2,352,344
Additions	226,648	133,495	69,921	7,903	437,967
Reclassifications	-	54,071	(54,071)	-	-
Disposals	(334,531)	(620,434)	(60,610)	(152,744)	(1,168,319)
Restatement (a)	-	(8,564)	-	-	(8,564)
At December 31, 2012	$543,825	$197,168	$806,025	$66,410	$1,613,428
Additions	123,133	62,516	71,238	6,237	263,124
Reclassifications	-	853,408	(853,408)	-	-
Disposals	(5,792)	-	-	-	(5,792)
At December 31, 2013	$661,166	$1,113,092	$23,855	$72,647	$1,870,760
Accumulated amortization and depletion and impairment charges
At December 31, 2011	$(132,660)	$(126,911)	$-	$(59,973)	$(319,544)
Amortization and depletion	(35,271)	(44,650)	-	-	(79,921)
Impairment charges	-	-	-	(1,537)	(1,537)
Disposals	149,469	135,301	-	61,510	346,280
At December 31, 2012	$(18,462)	$(36,260)	$-	$-	$(54,722)
Amortization and depletion	(27,789)	(62,441)	-	-	(90,230)
Impairment charges	(12,279)	(35,200)	(4,574)	-	(52,053)
Disposals	2,200	-	-	-	2,200
At December 31, 2013	$(56,330)	$(133,901)	$(4,574)	$-	$(194,805)
Carrying value
At December 31, 2012	$525,363	$160,908	$806,025	$66,410	$1,558,706
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$35,307	$84,975	$10,945	$-	$131,227
Young-Davidson	540,537	894,216	8,336	-	1,443,089
Corporate and other	28,992	-	-	72,647	101,639
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955

El Chanate	$44,793	$108,952	$7,544	$-	$161,289
Young-Davidson	450,753	51,956	798,481	-	1,301,190
Corporate and other	29,817	-	-	66,410	96,227
At December 31, 2012 (a)	$525,363	$160,908	$806,025	$66,410	$1,558,706

(a)

The El Chanate depletable mining interests balance at December 31, 2012 was restated to reflect the adoption of IFRIC 20, which has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012. Refer to note 3(a) for further details.

During the year ended December 31, 2013, $8,409 (year ended December 31, 2012 - $12,166) of borrowing costs associated with capital projects were capitalized within property, plant and equipment & mining interests on the Consolidated Balance Sheets. The applicable capitalization rate for general borrowings was 5.82% (year ended December 31, 2012 - 5.08%) . During the year ended December 31, 2012, $7,902 of borrowing costs related to the convertible senior notes were capitalized to Young-Davidson mine development as specific borrowings until the declaration of commercial production on September 1, 2012. Subsequent to the declaration of commercial production, the borrowing costs related to the convertible senior notes have been included in general borrowing costs.

The carrying value of equipment pledged as security for related equipment financing obligations at December 31, 2013 was $22,175 (December 31, 2012 - $21,299).

The carrying value of construction in progress at December 31, 2013 was $70,025 (December 31, 2012 - $105,791), including $69,249 (December 31, 2012 - $99,165) relating to projects at the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totalling $10,981 at December 31, 2013 (December 31, 2012 - $9,580).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

12.	Intangible assets and goodwill

Included in intangible assets is the retained interest royalty received as part of consideration from the disposition of the Australian operations (see note 29(a)) and the rights to use the capacity of power lines connecting the El Chanate and Young-Davidson mines to national / provincial electricity grids (“transmission rights”).

		Intangible assets
		Retained			Total
		interest	Transmission		intangible
	Goodwill	royalty	rights	Software	assets	Total
Cost
At December 31, 2011	$582,013	$-	$22,087	$2,648	$24,735	$606,748
Additions	-	34,004	2,950	784	37,738	37,738
Disposals	(106,799)	-	(4,019)	(1,193)	(5,212)	(112,011)
At December 31, 2012	475,214	34,004	21,018	2,239	57,261	532,475
Additions	-	-	-	370	370	370
At December 31, 2013	$475,214	$34,004	$21,018	$2,609	$57,631	$532,845
Accumulated amortization and impairment charges
At December 31, 2011	$(106,799)	$-	$(1,045)	$(1,855)	$(2,900)	$(109,699)
Amortization	-	-	(1,401)	(620)	(2,021)	(2,021)
Impairment charges	(127,000)	-	-	-	-	(127,000)
Disposals	106,799	-	1,336	1,149	2,485	109,284
At December 31, 2012	(127,000)	-	(1,110)	(1,326)	(2,436)	(129,436)
Amortization	-	-	(847)	(692)	(1,539)	(1,539)
Impairment charges	(106,521)	-	-	-	-	(106,521)
At December 31, 2013	$(233,521)	$-	$(1,957)	$(2,018)	$(3,975)	$(237,496)
Carrying value
At December 31, 2012	$348,214	$34,004	$19,908	$913	$54,825	$403,039
At December 31, 2013	$241,693	$34,004	$19,061	$591	$53,656	$295,349

13.	Impairment

Non-financial assets and CGUs are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed. CGUs containing goodwill are tested for impairment each year at December 31. For the purpose of testing for impairment, or a reversal of impairment, the recoverable amounts for non-financial assets and CGUs are based on fair value less costs of disposal (“FVLCD”) calculations. When observable market prices are not available for the asset, FVLCD is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the remaining life of each mine using forecasted production and costs per the Company’s life of mine plans and the long-term forecasted price of gold to project future revenues. The Company does not use growth rates in determining cash flow projections. The fair value of these non-financial assets are based on unobservable inputs (level 3 of fair value hierarchy, refer to note 26).

The key assumptions used in determining FVLCD at December 31, 2013 were gold prices, discount rates, operating costs, capital expenditures, foreign exchange rates and net asset value (“NAV”) multiples. Of these assumptions, reasonably possible changes in gold prices, discount rates, operating costs, and NAV multiples could have caused the carrying value of the Company’s El Chanate CGU and Young-Davidson CGU to exceed their recoverable amounts, as outlined below in (a) and (b).

The Company develops long-term gold price forecasts by reference to numerous external analyst forecasts. The long-term gold pricing used in the impairment tests approximated the mean of these forecasts, after adjusting for outliers. The Company used a gold price of $1,300 per ounce for all future production in its impairment test (December 31, 2012 - range of $1,825 to $1,425 per ounce).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company forecasts production, operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience.

The discount rates used by the Company in calculating FVLCD were based on the weighted average cost of capital applicable to each property. The rates chosen reflect a market participant’s view of the risk inherent in the cash flows associated with each property.

The discount rates used for each test are summarized as follows:

	December 31	December 31
	2013	2012
El Chanate CGU	6.50%	6.00%
Young-Davidson CGU	5.25%	5.00%

Gold companies can trade at a market capitalization greater than their estimated discounted cash flows. This “NAV multiple” represents the multiple applied to the estimated discounted cash flows to arrive at the trading price. The NAV multiple is generally understood to take into account a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the life of mine plan, and the benefit of gold price optionality. A NAV multiple of 1.0 and 1.05 (December 31, 2012 – 1.0 and 1.15) was applied to the estimated discounted cash flows for El Chanate and Young-Davidson, respectively.

The results of impairment evaluations conducted are summarized as follows:

(a)	El Chanate CGU

The carrying value of goodwill resulting from the acquisition of Capital Gold has been allocated to the El Chanate CGU, which is comprised of all assets and liabilities related to the El Chanate mine. At December 31, 2013, the carrying value of the El Chanate CGU exceeded its recoverable amount by $74,000, which resulted in an impairment charge. This charge consisted of a reduction of goodwill of $26,521 and a reduction in property, plant and equipment and mining interests of $47,479. The related income tax impact was a deferred tax recovery of $15,373.

At June 30, 2013, the carrying value of the El Chanate CGU exceeded its recoverable amount by $80,000, which resulted in recognizing an impairment charge related entirely to goodwill. The primary contributors to this impairment charge were the revised short-term and long-term gold price assumptions used in the June 30, 2013 test as compared to the assumptions used in the test performed at December 31, 2012.

The total impairment charge recorded for the year ending December 31, 2013 was $154,000. After the deferred tax recovery of $15,373, the total net impairment charge for the year ending December 31, 2013 was $138,627.

The key assumptions used in the fair value measurement at December 31, 2013 were consistent with the assumptions used at June 30, 2013, as discussed above, with the exception of: (1) reduction in gold price assumptions from a range of $1,300 to $1,400 per ounce at June 30, 2013 to $1,300 for all future production at December 31, 2013, (2) an increase in the discount rate from 6.0% to 6.5%, and (3) higher processing costs in the life of mine plan due to higher quantities of solution applied to the leach pad for all future production.

(b)	Young-Davidson CGU

The carrying value of goodwill resulting from the acquisition of Northgate has been allocated to the Young-Davidson CGU, which is comprised of all assets and liabilities related to the Young-Davidson mine. At December 31, 2013, the recoverable amount of the Young-Davidson CGU exceeded its carrying value by $140,695.

It is estimated that the following reasonably possible changes in key assumptions would cause the carrying value of the Young-Davidson CGU to exceed its recoverable amount:

−	Increase in discount rate to 6.35%
−	4.93% decline in gold price assumptions
−	9.90% strengthening of the Canadian dollar
−	14.50% increase in operating costs
−	Decrease in NAV multiple to 0.96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(c)	Retained interest royalty

At June 30, 2013, the carrying value of the retained interest royalty exceeded its recoverable amount of $15,316 by $18,688, which resulted in an impairment charge. As a result of the impairment charge, the Company also recorded a deferred tax recovery of $2,186, which resulted in a net impairment charge of $16,502. The primary contributors to this impairment charge were the revised short-term and long-term gold price assumptions used in the June 30, 2013 test. The remaining assumptions, including the life of mine plan, were the same as was utilized by the Company for the December 31, 2012 impairment test.

At December 31, 2013, due to the receipt of an updated life of mine plan from Crocodile Gold, the Company determined that an indicator of impairment reversal existed and conducted an impairment test at that date. Utilizing the updated life of mine plan, adjusted for the Company’s gold price and foreign exchange rate assumptions, it was determined that the recoverable amount of this asset exceeded its original carrying value of $34,004 and, as a result, an impairment reversal of $18,688 was recorded. The Company also recorded a deferred tax expense of $2,103 related to this reversal.

The Company determined the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Australian Operations (refer to note 29(a)). This model used a discounted cash flow methodology taking into account the assumptions that would be made by market participants. The key assumptions used in determining the fair value of these payments were future production, gold prices, operating costs, capital expenditures, foreign exchange rates and the discount rate. The Company relied on the forecasted future production, operating costs and capital expenditures contained within the updated life of mine received from Crocodile Gold. In determining the fair value of the retained interest royalty at December 31, 2013, the Company used a gold price forecast of $1,300 per ounce, an average Australian to US dollar forward exchange rate of 1.16 to 1 USD, an average Australian dollar to Canadian dollar forward exchange rate of 1.06 to 1 CAD, and a discount rate of 12%.

The key assumptions used in the fair value measurement at December 31, 2013 were consistent with the assumptions used at June 30, 2013, as discussed above, with the exception of: (1) an extension of mine life at the Fosterville mine at December 31, 2013, (2) a strengthening of the USD resulted in higher Australian dollar revenues, and (3) a decline in gold price assumptions from a range of $1,300 to $1,400 per ounce at June 30, 2013 to $1,300 per ounce for all future production at December 31, 2013.

During the year ended December 31, 2013, the impairment charge recognized on June 30, 2013 and its subsequent reversal did not have an impact on net loss, other than the difference in deferred tax expense/recovery noted above.

(d)	Other

During the year ended December 31, 2013, the Company impaired various brownfield exploration assets due to unsuccessful drilling results during the year. As a result, the Company recognized an impairment charge of $4,574 in the Consolidated Statements of Operations, which also impacted the carrying value of non-depletable mining interests at December 31, 2013.

During the year ended December 31, 2012, the Company discontinued its exploration program on the La Bandera exploration property, which was reported in Corporate and Other. As a result, the Company recognized an impairment charge of $1,537 and a tax recovery of $400, for a net impairment charge of $1,137 in the Consolidated Statements of Operations.

14.	Derivative liabilities and other liabilities

During the year ended December 31, 2013, 1,585,000 warrants issued by the Company expired, including 750,000 warrants with an exercise price of CAD $10.13 that expired on April 8, 2013 and 835,000 warrants with an exercise price of CAD $9.52 that expired on October 26, 2013. As the warrants were issued in a foreign currency, they met the definition of a derivative instrument and were classified as financial liabilities at fair value through profit or loss. They were initially measured at the fair value of the services provided and were re-measured at fair value at the end of each reporting period, with gains and losses recognized in other income in the Consolidated Statements of Operations until exercised or expired. At December 31, 2012, these warrants had a fair value of $1,401 (see note 26).

During 2013 and 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. These forward contracts are described in further detail in note 26. At December 31, 2013, the Company had no forward contracts outstanding. At December 31, 2012, these forward contracts had a negative fair value of $1,348, which was included in the current portion of derivative liabilities on the Consolidated Balance Sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

At December 31, 2012, the current portion of other liabilities included the liability associated with a consultancy agreement. The consultancy agreement obligation was non-interest bearing, and was recorded at fair value using a discount rate of 7%. In January 2013, the Company made a one-time payment of $2,750 to settle this liability.

15.	Debt and equipment financing obligations

		December 31	December 31
		2013	2012
(a)	Revolving credit facility	$75,000	$-
(b)	Convertible senior notes	157,133	153,910
(c)	Equipment financing obligations	17,522	18,625
(d)	Other	1,894	-
		251,549	172,535
	Less: Current portion of debt and equipment financing obligations	(7,355)	(5,038)
		$244,194	$167,497

The estimated future minimum payments under debt and equipment financing obligations are as follows:

2014	$13,946
2015	$12,074
2016	$251,075
2017	$2,316
2018	$947

(a)	Revolving credit facility

On January 31, 2013, the Company amended its revolving credit facility, which reduced the amount available from $250,000 to $150,000. The amended credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date.

At December 31, 2013, the Company amended the leverage ratio covenant, which is determined as indebtedness compared to annual EBITDA, such that indebtedness is net of cash held. The credit facility contains various covenants that include (a) an interest coverage ratio of at least 3:1, measured by rolling interest incurred compared to annual earnings before interest, tax, depreciation, and amortization (“EBITDA”), (b) a leverage ratio of no more than 3:1, measured by net indebtedness at the end of the period compared to annual EBITDA, (c) a tangible net worth of at least $557,600 plus 50% of the net proceeds of all equity issued by the Company and 50% of cumulative positive net earnings for each fiscal quarter subsequent to September 30, 2011, and (d) proven and probable reserves of at least 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. At December 31, 2013, the Company was in compliance with all covenants.

During the year ended December 31, 2013, the Company received proceeds of $75,000 (December 31, 2012 - $66,410) and made repayments of $nil (December 31, 2012 - $127,790). At December 31, 2013, the Company had $75,000 drawn against this revolving facility (December 31, 2012 - $nil).

(b)	Convertible senior notes

The Company has $167,000 of convertible senior notes (the “notes”) that were originally issued in October 2010. The notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016.

The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on January 29, 2014, the conversion rate is 94.3882 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.59 per share. Upon conversion, the Company may settle the obligation either in common shares, or in cash at an equivalent value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2013, the Company recorded interest expense, including the amortization of the discount, of $9,068 (year ended December 31, 2012 - $8,917) in relation to the debt component of the notes, at an effective interest rate of 5.89% (year ended December 31, 2012 - 5.89%) . Of this amount, $7,461 (year ended December 31, 2012 - $7,902) was capitalized to mine development and $1,607 (year ended December 31, 2012 - $1,015) was recognized as a finance cost in the Consolidated Statements of Operations. The option component of the notes, which is accounted for as an embedded derivative, is re-measured at fair value at each reporting date. The fair value of the option component was determined to be $413 at December 31, 2013 (December 31, 2012 - $16,035), resulting in an unrealized gain of $15,622 (year ended December 31, 2012 - $4,046) that was recognized in other income on the Consolidated Statements of Operations for the year ended December 31, 2013 (see note 21). At December 31, 2013, $167,000 (December 31, 2012 - $167,000) of convertible senior notes remained outstanding at a carrying value of $157,133 (December 31, 2012 - $153,910) for the debt component and $413 (December 31, 2012 - $16,035) for the option component.

(c)	Equipment financing obligations

The Company has entered into financing obligations for equipment, which expire at various dates between 2015 and 2018 and that are secured by the financed assets. Interest payable on the various obligations ranges from a fixed rate of 2.71% to 5.77% . During the year ended December 31, 2013, the Company received proceeds of $4,813 (year ended December 31, 2012 - $12,441) from equipment financing arrangements.

(d)	Other

During the year, the Company purchased lands near its El Chanate mine and entered into loan agreements as part of the consideration. The majority of these balances are payable in one year.

16.	Provisions

		December 31	December 31
		2013	2012
(a)	Reclamation provisions	$28,245	$32,943
(b)	Royalty interests provision	-	2,086
(c)	Provision for restricted share unit plan	792	1,895
(d)	Provision for lawsuit	12,458	13,318
	Other	3,040	1,444
		44,535	51,686
	Less: Current portion of provisions	(15,955)	(19,326)
		$28,580	$32,360

(a)	Reclamation provisions

The Company’s reclamation provisions consist of reclamation and rehabilitation costs for each of the Company’s operating mines and Kemess South. The present value of the combined provision is currently estimated at $28,245 (December 31, 2012 - $32,943), reflecting ongoing payments relating to Kemess South, and future payments that will commence in 8 - 20 years for the Company’s operating mines. Significant reclamation activities include land rehabilitation, demolition and decontamination of mine facilities, monitoring, and other costs.

The Company estimates the costs to conduct significant reclamation activities based on the most recent experience and cost data available for the applicable mine. These expected expenditures are then risk-adjusted by considering the time remaining until reclamation activities commence, recent industry experience in the region, and other relevant factors. This current cost estimate is then inflated to the estimated date of settlement using the rate disclosed below.

The undiscounted value of the reclamation costs liability is $42,263 (December 31, 2012 - $42,128). The discount rates used in estimating the obligation were determined based on the yields from government bonds from the country in which the related mine operates, with a term to maturity similar to the estimated timing of future payments. The inflation rates used were determined based on external forecasts for inflation in the country in which the related mine operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The discount and inflation rates used are summarized as follows:

	December 31	December 31
	2013	2012
Discount rates
El Chanate	6.33%	5.52%
Young-Davidson	3.24%	2.36%
Kemess South	1.95%	1.38%

Inflation rates
El Chanate	3.10%	3.30%
Young-Davidson	2.00%	2.00%
Kemess South	2.00%	2.00%

Changes to the reclamation and closure cost obligation balance during the year were as follows:

December 31
2013
Reclamation provisions, beginning of period	$32,943
Obligations incurred and revisions to estimates	(4,621)
Accretion expense	769
Reclamation expenditures	(846)
Reclamation provisions, end of period	28,245
Less: Current portion	(583)
$27,662

Of the $4,621 of adjustments made to reclamation provisions during the year, $3,718 was credited against capital expenditures and included in property, plant and equipment & mining interests on the Consolidated Balance Sheets and $903 was recognized as a reduction of expenses in reclamation, care and maintenance costs on the Consolidated Statements of Operations.

(b)	Royalty interests provision

During the year ended December 31, 2013, the Company settled a royalty payable to Royal Gold Inc., which arose upon the purchase of the El Chanate property in 2001. Settlement of the liability occurred through the payment of net smelter returns up to a maximum amount. Changes to the royalty interests provision balance during the year were as follows:

December 31
2013
Royalty interests provision, beginning of period	$2,086
Accretion expense	21
Payments of royalties	(2,107)
Royalty interests provision, end of period	$-

(c)	Provision for restricted share unit plan

The Company provides a Restricted Share Unit (“RSU”) plan for directors, officers, employees, and consultants of the Company. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs to be cash-settled in provisions and RSUs to be share-settled within Shareholders’ Equity. Cash-settled RSUs vest equally over a period of not more than three years, and at the end of a vesting period, they may be redeemed for cash based on the Company’s volume-weighted average closing share price for the five days immediately preceding the redemption date. A total of 26,974 cash-settled RSUs, with a grant date fair value of $192, were granted during the year ended December 31, 2013 (year ended December 31, 2012 - 161,700 RSUs with a grant date fair value of $1,481). In accounting for these awards, the Company recognizes the fair value of the units as compensation expense as they are earned, based on the estimated number of units that are expected to vest. At December 31, 2013, 279,254 RSUs were outstanding, including 125,461 vested units (December 31, 2012 - 347,428 RSUs outstanding including 103,563 vested units).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(d)	Provision for lawsuit

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. The Company has recognized a provision of $12,458 relating to this lawsuit, which was partially offset by a corresponding insurance receivable of $10,254 (refer to note 6 for further information), for a net settlement amount of $2,204. At December 31, 2013, the net settlement amount is being held in escrow pending settlement of the lawsuit, and is included in restricted cash on the Consolidated Balance Sheets. The provision is included in the current portion of provisions on the Consolidated Balance Sheets as it is payable as at December 31, 2013.

17.	Income taxes

The following table represents the major components of income tax expense / (recovery) recognized in the Consolidated Statements of Operations for the year ended December 31, 2013:

	December 31	December 31
	2013	2012
Current income tax (recovery) / expense	$(140)	$6,625
Deferred income tax expense / (recovery)	14,456	(7,849)
Provision for income taxes	$14,316	$(1,224)

The following table reconciles the expected income tax expense / (recovery) at the statutory income tax rate to the amounts recognized in the Consolidated Statements of Operations for the year ended December 31, 2013:

	December 31	December 31
	2013	2012
Loss before income taxes	$(162,454)	$(101,003)
Income tax rate	25.20%	25.30%
Expected income tax recovery based on above rates	(40,938)	(25,554)
Effect of higher tax rates in foreign jurisdictions	(14,643)	(297)
Non-deductible stock option expense	1,583	2,085
Non-taxable gain on change to joint venture accounting	-	(1,633)
Effect of non-deductible goodwill impairment	37,513	35,941
Impact of local mining taxes	7,037	(1,284)
Impact of changes in tax rates applicable to temporary differences	3,207	-
Permanent differences	(1,185)	131
Change in unrecognized temporary differences	-	1,185
Impact of foreign exchange	21,742	(11,798)
Provision for income taxes	$14,316	$(1,224)

The statutory tax rate for 2013 was 25.20% (2012 – 25.30%) . This represents a decrease of 0.1%, primarily attributable to a change in provincial allocation for the year ended December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following reflects the deferred income tax liability at December 31, 2013:

	December 31	December 31
	2013	2012
Accounting value of mineral properties and capital assets in excess of tax value	$281,457	$289,142
Accounting value of inventories in excess of tax value	34,670	30,203
Unrealized foreign exchange (loss) / gain	(619)	1,514
Other taxable / (deductible) temporary differences	883	(6,548)
Non-capital losses carried forward	(29,211)	(26,180)
Deferred income tax liability	$287,180	$288,131

The change in deferred income tax liability is explained as follows:

	December 31	December 31
	2013	2012
Balance, beginning of year	$288,131	$429,525
Deferred income tax expense / (recovery) recognized in net earnings from continuing operations	14,456	(7,849)
Deferred income tax recovery recognized in net earnings from discontinued operations	-	(1,932)
Impact of foreign exchange	(15,216)	19,358
Deferred income tax recovery recognized in other comprehensive income	-	78
Deferred income tax liability recognized in retained earnings	(191)	-
Deferred income tax liability derecognized on disposition of El Cubo and Guadalupe y Calvo	-	(51,719)
Deferred income tax liability derecognized on disposition of Ocampo	-	(86,428)
Deferred income tax liability derecognized on disposition of 50% interest in Orion	-	(12,902)
Deferred income tax liability	$287,180	$288,131

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	United States	Total
2014	$3,845	$-	$-	$3,845
2023	-	9,390	-	9,390
2024	940	-	-	940
2025	7,285	-	-	7,285
2026	18,297	-	-	18,297
2027	5,971	-	1,448	7,419
2028	27,532	-	5,751	33,283
2029	12,934	-	7,831	20,765
2030	5,879	-	5,248	11,127
2031	14,089	-	-	14,089
2032	15,697	-	14	15,711
At December 31, 2013	$112,469	$9,390	$20,292	$142,151

The Company has unrecognized deferred income tax assets in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits of $28,649 (December 31, 2012 - $27,965).

At December 31, 2013, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $174,485 (December 31, 2012 - $163,961) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

18.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	December 31, 2013		December 31, 2012
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	282,326,547	$2,307,978	281,605,752	$2,301,419
Shares repurchased and cancelled	(36,144,578)	(295,536)	-	-
Shares issued as payment for disposition-related services	-	-	211,991	1,736
Shares issued through employee share purchase plan	390,032	2,008	240,103	1,892
Shares issued through dividend reinvestment plan	467,797	1,969	-	-
Shares issued on redemption of deferred share units	71,845	499	34,419	314
Shares issued on exercise of stock options	458,168	3,094	234,282	1,205
Fair value of share-based compensation	-	1,825	-	1,412
Balance, end of period	247,569,811	$2,021,837	282,326,547	$2,307,978

On January 29, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased and the premium paid, including transaction costs, of $5,353 was recognized in deficit.

(b)	Dividends

On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company would pay an annual dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of operating cash flow generated in the preceding quarter. At December 31, 2013, subsequent to approval of the fourth quarter dividend by the Company’s Board of Directors, the Company recognized a dividend payable of $9,960, which was charged directly to deficit in the Consolidated Balance Sheets. The Company announced the declaration of the dividend of $0.04 per share on January 3, 2014, payable to shareholders of record on January 14, 2014. The dividend was paid on January 29, 2014. During the year ended December 31, 2013, the Company declared $39,592 in dividends, or $0.16 per share.

On June 11, 2013, the Company announced a dividend reinvestment plan, whereby shareholders may elect to reinvest dividends in additional common shares of the Company, commencing with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%. During the year ended December 31, 2013, the Company issued 467,797 shares with a total value of $1,969 under this plan.

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the year-to-date was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2013	2012
Dividend yield	2.27%	0%
Expected volatility	55.06%	56.11%
Risk free interest rate	1.25%	1.25%
Expected life	2.98 years	3.39 years
Exercise price	$4.90	$7.94
Share price	$4.92	$7.85
Grant date fair value	$1.62	$3.12

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	December 31, 2013		December 31, 2012
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	10,239,564	$8.24	9,088,553	$8.93
Granted	3,251,179	$4.90	3,056,268	$7.93
Forfeited	(167,500)	$9.87	(255,000)	$9.66
Expired	(1,551,775)	$8.39	(1,415,975)	$12.28
Exercised	(458,168)	$6.76	(234,282)	$5.14
Outstanding, end of period	11,313,300	$7.29	10,239,564	$8.24
Options exercisable, end of period	5,171,118	$8.19	5,614,646	$8.08

During the year ended December 31, 2013, employees, consultants, officers and directors of the Company exercised 458,168 options (year ended December 31, 2012 - 234,282) for total proceeds of $3,091 (year ended December 31, 2012 - $1,198). The weighted average share price at the date of exercise for stock options exercised during the year ended December 31, 2013 was $7.39 (year ended December 31, 2012 - $8.47) .

Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2013:

		Options outstanding			Options exercisable
		Number	Weighted average	Average life	Number	Weighted average
	Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
	$2.51 - 4.00	305,684	$2.96	2.31	275,684	$2.84
	$4.01 - 6.00	2,392,378	$4.05	4.91	34,675	$5.50
	$6.01 - 7.00	1,610,500	$6.71	3.85	1,048,750	$6.73
	$7.01 - 7.50	888,226	$7.15	4.01	179,750	$7.33
	$7.51 - 9.00	3,482,174	$8.11	3.92	1,831,172	$8.08
	$9.01 - 9.50	762,500	$9.29	4.82	391,250	$9.29
	$9.51 - 10.00	919,143	$9.72	3.37	759,892	$9.74
	$10.01 - 10.50	200,000	$10.09	3.79	100,000	$10.09
	$10.51 - 11.00	250,000	$10.95	4.87	125,000	$10.95
	$11.01 - 12.50	502,695	$11.38	1.72	424,945	$11.32
$	Total	11,313,300			5,171,118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year ended December 31, 2013, the Company recognized $781 as an expense (year ended December 31, 2012 - $699) related to this plan. At December 31, 2013, $217 of the expense was payable by the Company (December 31, 2012 - $182).

(e)	Deferred share unit plan

The Company awards Deferred Share Units (“DSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s closing price on that date. A total of 67,795 DSUs (year ended December 31, 2012 - 38,310) were granted during the year ended December 31, 2013 with a grant date fair value of $366 (year ended December 31, 2012 - $331). A total of 71,845 DSUs were redeemed during the year ended December 31, 2013 (year ended December 31, 2012 - 34,419). At December 31, 2013, 248,596 DSUs were vested and outstanding (December 31, 2012 - 252,646).

(f)	Performance share unit plan

The Company awards Performance Share Units (“PSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing price of the last five days prior to granting of the units. A total of 348,040 equity-settled PSUs were granted during the year ended December 31, 2013 (year ended December 31, 2012 - nil). For the year ended December 31, 2013, the Company incurred an expense of $44 on 348,040 PSUs outstanding, of which none were vested at December 31, 2013 (December 31, 2012 - nil).

(g)	Restricted share unit plan

The Company awards Restricted Share Units (“RSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs to be cash-settled in provisions and RSUs to be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing price of the last five days prior to granting of the units. A total of 356,155 equity-settled RSUs were granted during the year ended December 31, 2013 (year ended December 31, 2012 - nil). For the year ended December 31, 2013, the Company incurred an expense of $472 on 356,155 RSUs outstanding, of which 35,843 were vested at December 31, 2013 (December 31, 2012 - nil).

19.	Accumulated other comprehensive loss

Accumulated other comprehensive loss related to investments made by the Company was impacted by the other comprehensive loss during the year ended December 31, 2013:

Balance, beginning of period	$(105)
Other comprehensive loss - continuing operations	(5,163)
Balance, end of period	$(5,268)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

20.	Loss from operations

The Company’s loss from operations includes the following expenses presented by function:

	Year ended
	December 31	December 31
	2013	2012
Cost of sales	$372,453	$221,854
General and administrative	27,677	35,730
Exploration and business development	5,588	2,922
	$405,718	$260,506

Cost of sales for the year ended December 31, 2013 includes impairment charges of $154,000 relating to the El Chanate mine (year ended December 31, 2012 - $127,000). These impairment charges are discussed further in note 13.

Included in general and administrative expense for the year ended December 31, 2013 is $7,388 of share-based compensation expense (year ended December 31, 2012 - $7,375).

Included in exploration and business development for the years ended December 31, 2013 and 2012 are impairment charges of $4,574 related to brownfield exploration properties included in non-depletable mining interests, and $1,537 related to exploration properties, respectively. These impairment charges are discussed further in note 13.

The following employee benefits expenses are included in cost of sales, general and administrative, and exploration and business development expenses:

	Year ended
	December 31	December 31
	2013	2012
Salaries and benefits	$26,821	$28,184
Share-based compensation	7,946	9,530
Other	180	211
	$34,947	$37,925

21.	Other income

	Year ended
	December 31	December 31
	2013	2012
Fair value adjustment on option component of convertible senior notes (Note 26)	$15,622	$4,046
Unrealized (loss) / gain on contingent consideration (Note 26)	(7,395)	1,568
Unrealized and realized gains on derivative assets and liabilities (Note 26)	2,183	1,713
Interest income	951	1,626
Unrealized loss on investments (Note 8)	(497)	(146)
Reclassification of accumulated losses on available-for-sale investments (Note 8)	(168)	-
Realized gain on investments (Note 8)	-	1,500
Loss on extinguishment of debt	-	(3,945)
Loss on discontinuance of hedge accounting (Note 26)	-	(1,882)
Net provision for lawsuit (Note 16)	-	(2,362)
Gain on sale of 50% interest in Orion (Note 9)	-	6,620
Other	(529)	24
	$10,167	$8,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

22.	(Loss) / earnings per share

Basic (loss) / earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the years ended December 31, 2013 and 2012. Diluted (loss) / earnings per share is based on the assumption that stock options, convertible debentures and other share-based instruments issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

	Year ended
	December 31	December 31
	2013	2012
Net loss from continuing operations	$(176,770)	$(99,779)
Dilution adjustments:
Convertible senior notes	(14,730)	-
Diluted net (loss) from continuing operations	(191,500)	(99,779)
Net earnings from discontinued operations	-	131,052
Diluted net (loss) / earnings	$(191,500)	$31,273

Basic weighted average shares outstanding	250,398,043	282,194,197
Dilution adjustments:
Convertible senior notes	15,331,018	-
Diluted weighted average shares outstanding	265,729,061	282,194,197

The following items were excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 2013 and 2012 because their effect would have been anti-dilutive:

	Year ended
	December 31	December 31
	2013	2012
Stock options	11,007,616	10,239,564
Warrants issued	-	1,585,000
Restricted share units	55,749	-
Performance share units	6,328	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

23.	Supplemental cash flow information

	Year ended
	December 31	December 31
Items not affecting cash:	2013	2012
Impairment charges	$158,574	$128,537
Amortization and depletion	65,529	18,723
Net realizable value adjustments	33,426	-
Fair value adjustment on option component of convertible senior notes	(15,622)	(4,046)
Unrealized foreign exchange (gain) / loss	(11,810)	10,663
Unrealized loss / (gain) on contingent consideration	7,395	(1,568)
Share-based compensation, net of forfeitures	7,388	7,375
Deferred income tax expense / (recovery)	14,456	(7,849)
Equity in loss / (earnings) of jointly-controlled entity	2,533	(83)
Unrealized and realized gains on derivative assets and liabilities	(2,183)	(1,713)
Unrealized loss on investments	497	146
Reclassification of accumulated losses on available-for-sale investments	168	-
Realized gain on sale of investments	-	(1,500)
Loss on extinguishment of debt	-	3,436
Loss on discontinuance of hedge accounting	-	1,882
Net provision for lawsuit	-	2,362
Other non-cash items	1,404	(1,524)
	$261,755	$154,841
Change in non-cash operating working capital:
Receivables	$(1,800)	$5,495
Current income tax receivable	8,507	(6,993)
Prepaids and deposits	(380)	(69)
Inventories	(35,806)	(58,057)
Trade payables and accrued liabilities	19,696	15,370
Current income tax liability	(5,030)	(119)
	$(14,813)	$(44,373)

Supplemental information:
Interest paid	$7,104	$10,961
Interest received	$994	$1,424
Income taxes paid(1)	$4,728	$103,608

(1)	Included in income taxes paid for the year ended December 31, 2012 is $77,096 in taxes paid on the sale of the Ocampo mine on December 14, 2012. Refer to note 29(c) for further information.

Non-cash transactions:
Receipt of Endeavour shares upon disposition of El Cubo and Guadalupe y Calvo	$-	$87,746
Receipt of Crocodile Gold shares upon disposition of Australian operations	$-	$9,642
Unwinding of discount on convertible notes capitalized to mining interests	$2,897	$2,654
Interest payable capitalized to mining interests	$935	$1,160
Shares issued in exchange for disposition-related services	$-	$1,736

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

24.	Related party disclosures

Related party transactions in 2013 included the compensation of the Company’s key management personnel and a receivable from the jointly-controlled entity that holds the Orion development project, disclosed in note 9. The Company’s key management personnel include the Company’s executives and members of the Board of Directors. The compensation of key management personnel was as follows:

	Year ended
	December 31	December 31
	2013	2012
Short-term employee benefits	$6,047	$10,164
Long-term benefits	39	63
Termination benefits	-	1,737
Share-based compensation	4,497	5,281
	$10,583	$17,245

25.	Commitments and contingencies

Commitments

Young-Davidson royalty agreements

The Company is subject to two royalty agreements on certain claims on the Young-Davidson property. The first royalty agreement requires the Company to pay a minimum of $1.50 per tonne of ore mined and processed. The second royalty agreement requires the Company to pay $1.00 per tonne of ore mined and processed, as well as an additional royalty of 5% of the increase in gold price per ounce recovered above the base price of gold of $270.00 per ounce for each ounce recovered.

Contingencies

The Company is also involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

26.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements, other than the fair value of non-financial assets disclosed in note 13. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
-	Level 3 inputs are unobservable (supported by little or no market activity).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	December 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Cash	$142,652	$-	$603,401	$-
Restricted cash	33,683	-	34,219	-
Financial assets at fair value through profit or loss
Equity investments (a)	-	-	47	-
Warrants held (b)	-	41	-	-
Contingent consideration (c)	-	-	-	7,395
Available-for-sale financial assets
Equity investments (a)	15,510	-	64	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes (d)	-	(413)	-	(16,035)
Currency forwards (e)	-	-	-	(1,348)
Warrants issued (b)	-	-	-	(1,401)
	$191,845	$(372)	$637,731	$(11,389)

The methods of measuring each of these financial assets and liabilities have not changed during the past year. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

(a)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(b)	Warrants held and issued

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a Black Scholes pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

(c)	Contingent consideration

The Company calculates the fair value of the contingent consideration using a valuation model, which is based on the rolling twelve month average gold price exceeding specified levels during the three years following the closing date of the transaction. The valuation model uses a risk-neutral valuation approach paired with a Monte Carlo numerical method that relies on simulated weekly gold prices over the remaining term, which ends on July 13, 2015, using a gold price of $1,205 per ounce as the initial spot price within the simulation model at December 31, 2013 (December 31, 2012 - initial spot price of $1,674 per ounce). As the valuation of the contingent consideration is dependent on inputs derived from observable data, it is classified within Level 2 of the fair value hierarchy. The contingent consideration asset is included within other long-term assets on the Consolidated Balance Sheets.

The fair value of the contingent consideration at December 31, 2013 is $nil. However, for the year ended December 31, 2012, changes in gold price assumptions would have had the following impact on net (loss) / earnings:

December 31
2012
5% increase in gold prices	$2,601
5% decrease in gold prices	$(2,215)

(d)	Option component of convertible senior notes

The Company calculates the fair value of the option component of convertible senior notes using a convertible bond valuation model, which uses inputs, including the Company’s share price, volatility of the notes, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	December 31	December 31
	2013	2012
Volatility	30%	25%
Credit spreads	4.70%	3.50%

Changes in these assumptions would have the following impact on net (loss) / earnings for the year ended December 31, 2013 and 2012:

	December 31	December 31
	2013	2012
5% increase in volatility	$(557)	$(4,714)
5% decrease in volatility	$298	$4,666
0.5% increase in credit spreads	$(29)	$(779)
0.5% decrease in credit spreads	$27	$758

(e)	Currency forwards

The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Risks

In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s mining operations will be significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2013 and 2012, the Company did not have any commodity-related financial instruments outstanding.

Market price risk

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. A 10% increase or reduction in each company’s share price at December 31, 2013 would have increased or reduced other comprehensive (loss) / income by $1,555 and net (loss) / earnings by $nil (December 31, 2012 - $6 and $5).

As discussed above, the fair value of the option component of the convertible senior notes is also affected by fluctuations in the Company’s share price.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 0.5% higher during the year ended December 31, 2013, net (loss) / earnings would have decreased by $44 (December 31, 2012 - $684). This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect) and that none of the additional interest is capitalized to capital projects. At December 31, 2013, the Company had no variable rate debt outstanding.

Interest payable on the Company’s convertible senior notes is fixed at a rate of 3.50% and interest payable on the Company’s equipment financing arrangements is fixed at rates between 2.71% and 5.77% .

Foreign currency exchange rate risk

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Metal sales revenues for the Company are denominated in US dollars. During 2012, the Company received sales proceeds in Australian dollars for the Company’s Australian operations, prior to their disposition. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, but was also exposed to currency fluctuations on expenditures denominated in Australian dollars for the periods prior to the disposition of the Australian operations in 2012. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At December 31, 2013, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”) and Mexican pesos (“MXN”) was as follows:

	CAD	MXN
Cash and cash equivalents	$23,118	$24,932
Restricted cash	2,345	-
Receivables	18,954	101,094
Current income tax receivable	25,899	46,977
Investments	16,540	-
Other long-term assets	72,328	-
Payables and accrued liabilities	(72,787)	(34,063)
Dividend payable	(2,236)	-
Current income tax liability	(3,351)	(5,549)
Debt and equipment financing obligations	(13,519)	-
Provisions	(17,266)	(754)
Deferred income tax liability	(242,720)	(772,525)
Net balance sheet exposure	$(192,695)	$(639,888)

At December 31, 2012, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”), Mexican pesos (“MXN”) was as follows:

	CAD	MXN
Cash and cash equivalents	$25,198	$18,387
Restricted cash	2,345	-
Receivables	15,218	52,231
Current income tax receivable	23,863	90,671
Investments	98	-
Other long-term assets	70,418	-
Payables and accrued liabilities	(49,134)	(38,205)
Current income tax liability	(3,861)	(22,925)
Debt and equipment financing obligations	(18,531)	-
Other liabilities	-	(35,653)
Provisions	(15,884)	-
Deferred income tax liability	(221,224)	(852,311)
Net balance sheet exposure	$(171,494)	$(787,805)

A 10% strengthening of these currencies against the US dollar at each balance sheet date would have impacted net losses by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31	December 31
	2013	2012
Translation of net CAD exposure	$(18,117)	$(15,670)
Translation of net MXN exposure	(4,885)	(5,524)

During 2013, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. During the year ended December 31, 2013, a gain of $112 was recognized in net earnings on settlement of these forward contracts. As at December 31, 2013, the Company had no foreign exchange derivatives outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Outstanding US dollar to Mexican peso contracts at December 31, 2012 had a negative fair value of $1,348, which was included in the current portion of derivative liabilities on the Consolidated Balance Sheets. During 2012, these currency hedges had been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine. However, hedge accounting was discontinued at September 30, 2012 due to the forecasted transactions no longer being highly probable as a result of the potential disposition of the mine. Subsequent to discontinuation of hedge accounting, all changes in the fair value of these contracts, along with any realized gains or losses on settlement, were recognized in net earnings. Prior to September 30, 2012, these amounts had all been recognized in other comprehensive income. Upon the discontinuation of hedge accounting, these amounts were reclassified from other comprehensive income to net earnings. This resulted in the recognition of a loss on discontinuance of hedge accounting of $1,882 included in other income on the Consolidated Statements of Operations for the year ended December 31, 2012.

During the three months ended December 31, 2012, a gain of $218 was recognized in net earnings relating to these forward contracts. Three forward contracts settled during the nine months ended September 30, 2012, prior to the discontinuation of hedge accounting, resulting in a net loss of $2,297. The recognition of this hedging loss resulted in a $747 increase in production costs, a $529 increase in inventory, a $149 increase in general and administrative costs, and an $872 increase in mining interests.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The contractual maturities of financial liabilities are outlined in note 15.

27.	Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current year.

The capital of the Company consists of items included in shareholders’ equity and debt and equipment financing obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt, or may result in the Company repurchasing equity or debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2013, the ratio of gross debt to total equity was 14.07% (December 31, 2012 - 7.52%), calculated as follows:

	December 31	December 31
	2013	2012
Current portion of debt and equipment financing obligations	$7,355	$5,038
Debt and equipment financing obligations	244,194	167,497
Gross debt	251,549	172,535
Shareholders' equity	$1,787,882	$2,295,837
Gross debt / Shareholders' equity	14.07%	7.52%

28.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

−	Mexico: El Chanate mine
−	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 29 for further information on the Company’s discontinued operations.

The following are the operating results by reportable segment:

	Year ended December 31, 2013
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$103,192	$124,439	$-	$227,631

Production costs	71,625	76,356	-	147,981
Refining costs	367	159	-	526
Amortization and depletion	17,836	47,385	308	65,529
Reclamation, care and maintenance costs	-	-	4,417	4,417
General and administrative	1,371	-	26,306	27,677
Exploration and business development	-	-	1,014	1,014
Impairment charges	155,625	2,949	-	158,574
	246,824	126,849	32,045	405,718
Loss from operations	$(143,632)	$(2,410)	$(32,045)	$(178,087)
Expenditures on property, plant and equipment, mining interests & intangible assets	$44,088	$195,233	$10,101	$249,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	Year ended December 31, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$118,130	$45,492	$-	$163,622	$293,745

Production costs	40,298	21,301	-	61,599	155,920
Refining costs	417	49	-	466	1,517
Amortization and depletion	10,431	7,805	487	18,723	43,625
Reclamation, care and maintenance costs	-	-	14,066	14,066	-
General and administrative	680	228	34,822	35,730	12,595
Exploration and business development	-	-	1,385	1,385	911
Impairment charges	127,000	-	1,537	128,537	22,857
	178,826	29,383	52,297	260,506	237,425
(Loss) / earnings from operations	$(60,696)	$16,109	$(52,297)	$(96,884)	$56,320
Expenditures on property, plant and equipment, mining interests & intangible assets	$44,681	$309,232	$7,587	$361,500	$143,520

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at December 31, 2013	$265,028	$1,822,533	$374,847	$2,462,408
Total assets at December 31, 2012	$396,733	$1,669,632	$828,876	$2,895,241

Total non-current assets, excluding long-term financial assets, by geographical region, are as follows:

	December 31	December 31
	2013	2012
Mexico	$217,294	$345,927
Canada	1,865,636	1,718,985
	$2,082,930	$2,064,912

Goodwill by reportable segment is as follows:

	December 31	December 31
	2013	2012
Mexico	$-	$106,521
Canada	241,693	241,693
	$241,693	$348,214

Goodwill recognized in the Mexico reportable segment relates to the El Chanate CGU. Goodwill recognized in the Canada reportable segment relates to the Young-Davidson CGU.

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed above. Prior to the disposition of the Australian operations, the Ocampo mine, and the El Cubo mine, the Company sold all gold and silver produced to four customers. The Company now sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

29.	Discontinued operations

(a)	Australian operations

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian Operations”) to Crocodile Gold. The consideration received was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and additional payments based on the future life-of-mine free cash flows, as defined in the agreement, from the Fosterville and Stawell mines (the “retained interest royalty”). Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. The results of the Australian Operations up to the date of disposal have been presented as discontinued operations within these consolidated financial statements.

During the year ended December 31, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of the consideration less costs to sell, measured at March 31, 2012.

The Company also recognized a loss on disposal of $1,736 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration received in the transaction, measured at May 4, 2012. The impairment charge and the loss on disposal have been included in net earnings from discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2012.

The carrying value of major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$10,487
Receivables	2,174
Inventories	20,645
Prepaids and deposits	1,092
Other long-term assets	11,845
Property, plant and equipment & mining interests	106,986
Trade payables and accrued liabilities	(18,449)
Current portion of debt and equipment financing obligations	(5,608)
Current portion of provisions	(11,075)
Debt and equipment financing obligations	(2,386)
Provisions	(15,087)
Net carrying value	$100,624

Cash	$55,242
Crocodile Gold shares	9,642
Retained interest royalty	34,004
Total fair value of consideration received	$98,888

The Company determined the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Fosterville and Stawell mines. This model uses a derivative valuation approach that relies on the gold forward curve, the US dollar to Australian dollar exchange rate forward curve, and the Canadian dollar to Australian dollar exchange rate forward curve to estimate cash flows. The key assumptions used in determining the fair value of these payments were future production, gold prices, operating costs, capital expenditures and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life-of-mine plans developed from technical reports and historical cost experience. In determining the fair value of the retained interest royalty, the Company assumed an initial spot gold price of $1,642 per ounce, an average realized life of mine gold price of $1,679 per ounce, and a credit-adjusted discount rate of 12.5% . The retained interest royalty is included in intangible assets on the Consolidated Balance Sheets and will be amortized into earnings as the Company becomes entitled to free cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Changes in the assumptions used in determining the fair value of the retained interest royalty at May 4, 2012 would have resulted in an increase / (decrease) in net earnings from discontinued operations for the year ended December 31, 2012:

5% increase in gold prices	$5,911
5% decrease in gold prices	$(5,761)
1% increase in discount rate	$(776)
1% decrease in discount rate	$798
5% increase in operating costs	$(3,682)
5% decrease in operating costs	$3,879

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property (“El Cubo and Guadalupe y Calvo”) to Endeavour, through the acquisition by Endeavour of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. The consideration was comprised of $100 million in cash, 11,037,528 Endeavour common shares, $30 million in contingent payments to be paid upon the gold price exceeding specified levels and $20 million in contingent payments to be paid upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction.

The results of El Cubo and Guadalupe y Calvo up to the date of disposal have been presented as discontinued operations within these consolidated financial statements. The El Cubo mine had previously been reported in the Mexico reportable segment and the Guadalupe y Calvo exploration property had previously been reported in Corporate and Other.

During the year ended December 31, 2012, the Company recognized a gain on disposal of $21,785 that resulted from the estimated fair value of the consideration received in the transaction exceeding the carrying value of the El Cubo and Guadalupe y Calvo net assets, measured at July 13, 2012. The gain on disposal has been included in net earnings from discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2012.

The carrying value of major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$843
Receivables	8,133
Inventories	6,853
Property, plant and equipment & mining interests	223,573
Other assets	230
Trade payables and accrued liabilities	(7,513)
Provisions	(2,239)
Deferred income tax liability	(51,719)
Net carrying value	$178,161

Cash	$100,000
Endeavour shares	87,746
Purchase price adjustment receivable	6,373
Contingent consideration	5,827
Total fair value of consideration received	$199,946

The initial contingent consideration asset fair value of $5,827 relates to the $30 million in contingent payments to be paid upon the gold price exceeding specified levels. This asset has been accounted for as a derivative, and has been included in other long-term assets on the Consolidated Balance Sheets. The fair value of the $20 million in contingent payments based on the occurrence of certain mine operating performance conditions was determined to be $nil at the disposition date as the Company determined that it was not likely that these conditions would be met. Refer to note 26 for further information on the key assumptions and valuation methodology used in determining the fair value of the contingent consideration asset. The model used to calculate the fair value of the contingent consideration asset at July 13, 2012 used an initial gold price of $1,588 per ounce.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Changes in the assumptions used in determining the fair value of the contingent consideration at July 13, 2012 would have the resulted in an increase / (decrease) in net earnings from discontinued operations for the year ended December 31, 2012:

5% increase in gold prices	$2,129
5% decrease in gold prices	$(1,625)

(c)	Ocampo mine

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”) to Minera Frisco S.A.B. de C.V. (“Minera Frisco”), through the disposition of all of the shares of AuRicoGold de Mexico S.A. de C.V., a wholly owned subsidiary of the Company with ownership of these assets. As part of the transaction, Minera Frisco also acquired a 50% interest in the Orion development project, located in Nayarit, Mexico (refer to note 9 for further information). The consideration was comprised of $750 million in cash, including $27 million for Minera Frisco’s 50% interest in the Orion development project.

The results of the Ocampo mine up to the date of disposal have been presented as discontinued operations within these consolidated financial statements. The Ocampo mine had previously been reported in the Mexico reportable segment.

During 2012, the Company recognized total net realizable value adjustments of $16,070. These adjustments were required as the carrying value of Ocampo ore in process heap leach inventory exceeded its net realizable value.

During the year ended December 31, 2012 the Company recognized a gain on disposal of $150,793 that resulted from the fair value of the consideration received in the transaction exceeding the carrying value of the net assets of the Ocampo mine, measured at December 14, 2012. The Company recognized tax expense on disposal of $72,114. Of this amount, $39,168 was recognized during the three months ended September 30, 2012 because, at that time, it became probable that the temporary differences associated with the Company’s investment in the Ocampo mine would reverse in the foreseeable future. The remaining income tax expense of $32,946 was recognized during the three months ended December 31, 2012. The net gain on disposal has been included in net earnings from discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2012.

The carrying value of major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$4,485
Receivables	29,368
Inventories	95,042
Prepaids and deposits	1,660
Long-term inventories	10,691
Other long-term assets	1,104
Property, plant and equipment & mining interests	540,008
Intangible assets	2,718
Trade payables and accrued liabilities	(19,427)
Current portion of debt and equipment financing obligations	(1,186)
Provisions	(5,828)
Deferred income tax liability	(86,428)
Net carrying value	$572,207

Total fair value of cash consideration received	$723,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(d)	Results from discontinued operations

During the year ended December 31, 2012, the results of these discontinued operations are presented as net earnings from discontinued operations in the Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Consolidated Statements of Cash Flows.

Year Ended
December 31
Net (loss) / earnings from discontinued operations:	2012
Australian operations
Revenue from mining operations	$87,267
Cost of sales	(57,288)
General and administrative	(495)
Exploration and business development	(911)
Impairment charge	(22,857)
Earnings from operations	5,716
Foreign exchange loss	(40)
Other income	92
Earnings before income taxes prior to disposition	5,768
Income tax expense	-
Net earnings prior to disposition	5,768
Loss on disposal	(1,736)
Disposition-related costs	(1,034)
Income tax recovery on disposal	366
Reclassification of foreign exchange loss on translation from other comprehensive income to earnings	(2,173)
Net earnings	$1,191
El Cubo and Guadalupe y Calvo
Revenue from mining operations	$29,613
Cost of sales	(23,741)
General and administrative	(748)
Earnings from operations	5,124
Foreign exchange loss	(3,403)
Other loss	(65)
Earnings before income taxes prior to disposition	1,656
Income tax expense	(25)
Net earnings prior to disposition	1,631
Gain on disposal	21,785
Disposition-related costs	(1,928)
Income tax expense on disposal	(2,617)
Net earnings	$18,871

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Year Ended
December 31
2012
Ocampo mine
Revenue from mining operations	$176,865
Cost of sales	(120,033)
General and administrative	(11,352)
Earnings from operations	45,480
Foreign exchange loss	(5,535)
Other income	1,436
Earnings before income taxes prior to disposition	41,381
Income tax recovery	91
Net earnings	$41,472
Gain on disposal	150,793
Disposition-related costs	(9,161)
Income tax expense on disposal	(72,114)
Net earnings prior to disposition	$110,990

Net earnings from discontinued operations	$131,052

Net decrease in cash from discontinued operations:
Australian operations
Operating cash flows	$25,958
Investing cash flows	(25,744)
Financing cash flows	(2,103)
Impact of foreign exchange on cash	31
Net decrease in cash	$(1,858)

El Cubo and Guadalupe y Calvo
Operating cash flows	$4,008
Investing cash flows	(13,471)
Financing cash flows	-
Impact of foreign exchange on cash	(21)
Net decrease in cash	$(9,484)

Ocampo mine
Operating cash flows	$49,105
Investing cash flows	(104,305)
Financing cash flows	(3,056)
Impact of foreign exchange on cash	806
Net decrease in cash	$(57,450)

Net decrease in cash from discontinued operations	$(68,792)